NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-20 SEPT 20, 2006

RUBICON MINERALS ANNOUNCES COMMENCEMENT OF RED LAKE DRILLING IN EARLY OCTOBER

David W Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX : RBY.AMEX) is pleased to announce that Rubicon will commence diamond drilling in Red Lake during the first week of October at two of its Red Lake projects. It is anticipated that a total of 4,500 metres will be completed by the end of November on the following projects:

•	Red Lake North Project

A Phase I drill program of 2500 metres in the northeast extension area of the Red Lake North project, will commence during the first week of October. Funded by partner Solitaire Minerals Corporation, the program is designed to test for higher grade gold zones down-dip of the Main Discovery Zone (MDZ), owned by Goldcorp Inc. and Planet Exploration Inc. The style of mineralization reported is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth (see Planet Exploration news release dated July 28, 2006). Two holes drilled in 2004 on the adjacent Rubicon claims intersected the target horizon and returned very broad low grade gold mineralization. The down-dip potential on this claim remains largely untested.

Under the terms of an option agreement with Rubicon, Solitaire is required to spend $2.5 million over four years to earn a 55% interest in a total of 329 claim units.

•	McFinley Project

A comprehensive 3D compilation program, integrating drill data and recent power stripping at the McFinley project has identified several high priority drill targets. These targets will be drill tested in a two-phase program commencing November, 2006.

The McFinley project contains extensive shallow gold intercepts (generally less than 200 metres below surface) developed over a strike length of 2.8 kilometres. The Phoenix Zone, which was discovered by Rubicon In 2004, contains several styles of gold mineralization interpreted to be analogous to those developed at the world-class ‘Red Lake’ type gold deposits, hosted approximately 4km to the south in a similar geological setting. Within the Phoenix Zone, gold mineralization is developed above a major ultramafic body in association with several structures and is open in all directions. Expansion of this zone will be the primary focus of the 2,000 metre November drill program.

In addition to the Phoenix Zone, new modeling indicates that considerable potential exists below this ultramafic body where very little drilling has been carried out. A second phase of drilling, commencing in the winter of 2006-7, will assess the potential for new zones below the ultramafic while also continuing to target expansion of the Phoenix Zone.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
________________________________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1, below, is a summary of gold intercepts from previous drilling of the Phoenix Zone illustrating the development of numerous, significant intercepts in this 500 metre by 200 metre zone. The objective of Rubicon at the Phoenix Zone and elsewhere is to carry out sufficient drilling to evaluate a potential resource on the McFinley project.

“As we anticipate the completion of Rubicon’s Plan of Arrangement in which our diverse assets will be re-organized into three public vehicles, we are excited about the future for Rubicon as a gold-focused exploration company, controlling an extensive high quality portfolio of projects in Red Lake. With a strong cash position, we are well positioned to carry out aggressive programs designed to develop resources and make new discoveries in this prolific gold camp.” stated David Adamson.

TABLE 1

Hole #	From (m)	To (m)	Au (g/t)	Interval (m)
PZ-02	45.10	52.30	6.76	7.20
Incl.	45.10	47.90	14.99	2.80
Incl.	45.80	46.80	28.61	1.00
PZ-03	55.10	59.90	15.46	4.80
Incl.	58.00	59.90	33.31	1.90
PZ-08	52.17	55.20	5.37	3.03
And	54.20	55.20	11.80	1.00
PZ-09	68.85	72.10	8.87	3.25
Incl.	69.34	70.00	20.30	0.66
PZ-10	108.15	109.15	10.40	1.00
PZ-12	60.40	60.97	13.65	0.57
Incl.	136.46	137.86	28.66	1.40
Incl.	136.46	137.00	100.00	0.40
PZ-14	64.00	65.80	5.50	1.80
PZ-19	85.00	87.00	6.57	2.00
PZ-19	64.25	65.50	6.28	1.25
PZ-21	48.46	50.75	11.06	2.29
Incl.	48.46	48.80	32.00	0.34
	69.85	71.90	13.95	2.05
PZ-23	74.95	78.05	70.10	3.10
Incl.	77.50	78.05	166.50	0.55
PZ-25	112.35	120.35	8.42	8.00
Incl.	116.30	119.80	15.81	3.50
	117.60	118.57	21.30	0.97
PZ-26	109.82	113.00	8.55	3.18
Incl.	112.35	113.00	18.80	0.65
PZ-30	79.55	81.30	10.06	1.75
Incl.	80.48	81.30	20.30	0.82
PZ-34	118.10	119.30	20.54	1.20
Incl.	118.67	119.30	33.60	0.63
PZ-43	124.40	125.80	15.16	1.40
PZ-46	233.35	234.39	7.26	1.04
PZ-47	119.00	124.30	9.01	4.50
Incl.	122.60	124.30	22.24	1.70
Incl.	123.80	124.30	61.80	0.50
PZ-48	88.09	89.56	33.22	1.47
Incl.	88.65	89.56	52.50	0.91
PZ-51	66.30	67.90	6.82	1.60
PZ-52	99.15	100.55	5.44	1.40
PZ-57	54.98	56.05	11.47	1.07
PZ-58	73.50	74.70	34.17	1.20
Incl.	73.50	73.80	136.50	0.30
PZ-59	44.10	52.60	6.02	8.50
Incl.	47.60	49.75	17.24	2.15
PZ-60	89.65	91.30	6.24	1.65
PZ-61	79.00	80.40	5.61	1.40
PZ-66	29.25	30.00	10.75	0.75
	136.80	137.30	37.50	0.50
PZ-68	110.40	111.55	6.85	2.05
Incl.	110.40	110.75	27.60	0.35
PZ-69	103.30	104.90	5.80	1.60
	134.55	136.40	9.50	1.85
PZ-71	19.75	20.75	5.77	1.00
PZ-72	112.90	113.90	5.70	1.00
PZ-75	39.00	41.00	11.04	2.00
PZ-76	73.30	75.60	12.64	2.30
Incl.	73.60	74.90	20.18	1.30
PZ-77	28.95	31.35	8.89	2.40
PZ-79	59.80	61.65	5.46	1.85
PZ-80	54.20	55.35	12.55	1.15
PZ-81	93.40	95.90	5.21	2.50
Incl.	93.40	94.00	19.25	0.60
	121.40	123.00	53.27	1.60
PZ-82	8.65	17.60	5.16	8.95
Incl.	8.65	9.10	29.50	0.45
PZ-83	10.20	17.90	6.00	7.70
Incl.	15.80	17.90	8.72	2.10
PZ-84	10.85	17.35	5.22	6.50
	27.10	29.50	5.04	2.04
	57.00	58.00	8.31	1.00
PZ-92	22.65	25.65	5.54	3.00
	138.15	139.15	6.23	1.00

Please refer to News Release May 4, 2005 for complete results. Reported intercepts are those with greater than 5g/t gold for intervals over one metre and greater than 10g/t gold for intervals less than one metre. True thicknesses are approximately 60-100% of reported core intervals.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX. Rubicon is planning to carry out through the Arrangement, a corporate re-organization which, subject to certain conditions being satisfied as described in the Information Circular filed under Rubicon on www.sedar.com, will result in the creation of two new companies to house Rubicon's current Newfoundland and African assets.

RUBICON MINERALS CORPORATION

David W. Adamson
_________________________________
President & CEO

The assaying for the reported intercepts was conducted on sawn NQ2-sized half core sections by ALS Chemex Labs using the metallic screen fire assay procedure or fire assay and gravimetric finish. Standards and blanks were included in each sample batch. Darwin Green, P.Geo., formerly a consultant to Rubicon, was the Qualified Person under the definition of NI 43-101 responsible for supervision of diamond drilling and assaying of the Phoenix Zone.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding: Rubicon's proposed Plan of Arrangement, including the timing and receipt of shareholder, final court and regulatory approvals and the satisfaction of closing conditions; Rubicon's planned exploration programs; Rubicon's assets following completion of its proposed Plan of Arrangement.. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required court, shareholder or regulatory approvals, and general economic market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to upgrade these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.